FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC

Date: November 26, 2003	/s/ Doug Perkins

OREZONE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
THIRD QUARTER 2003

Note:  All dollar amounts referred to in this report are quoted in Canadian dollars, unless otherwise noted.

This Management Discussion and Analysis (MD&A) of the results of operations of Orezone Resources Inc. (the “Company”) for the period ended September 30, 2003 should be read in conjunction with the interim consolidated financial statements of the Company. The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past period but also of what initiatives have been taken to increase shareholder value for the future.

Message from the President

On the exploration front, the 3rd quarter is typically slower due to the rainy season in West Africa. The recent increase in the gold price and increased investor interest has aided greatly in increasing the market value of the Company over the quarter. I would like to welcome the support of BMO Nesbitt Burns Inc and thank Canaccord, Pacific International and Westwind for their continued support.

Many new institutional investors have acquired shares in the Company as a result of our efforts, including some of the largest gold and precious metal funds in the United States.

As a result, we now believe that over 50% of the outstanding shares of Orezone are in the hands of institutional investors. These people usually have a longer term view on the price of gold.

The 4th quarter will be a very busy one for the Company. Gold Fields has committed an additional $1,000,000 USD on Essakan and we will spend an equal amount ourselves on the Sega and Bondi properties. This will result in drilling over 35,000 meters during this phase.

Efforts are underway to have a new resource calculation on all projects early in the 1st Quarter of 2004.

Thank you for your continued support. We look forward to further discoveries during the 4th quarter and expansion upon previous discoveries and resources that will continue to add shareholder value to our company.

Description of Business
Orezone is an emerging gold producer focused on adding shareholder value through the exploration and development of its advanced gold projects in West Africa. The goal is to bring one or more properties into production, either with a joint venture partner on a large project or alone on a mid size deposit. The primary focus of attention has been the Essakan group of permits where the company continues to explore and expand resources on programs funded by our joint venture partner, Gold Fields Limited.

Analysis of Financial Condition
During the quarter, previously awarded stock option allocations were approved by the Toronto Stock Exchange. In compliance with Canadian generally accepted accounting principles (GAAP), the Company booked all net value of all stock options awarded to consultants to the appropriate accounts. As such, $152,250 was booked to deferred exploration expenditures and $264,750 was booked to Operations in the current period. Stock options awarded to employees were not booked.

After the end of the third quarter the Company completed a bought deal financing with a syndicate of underwriters co-lead by Canaccord Capital Corporation and BMO Nesbitt Burns Inc. including Pacific International Securities Inc, and Westwind Partners Inc. Orezone issued 11,200,000 units at $0.90 per unit, for gross proceeds of C$10,080,000. Each unit is comprised of one Class A share and one-half share purchase warrant. Each whole warrant entitles the holder to acquire one additional Class A share for $1.20 for 18 months. After this financing the Company has over $14,000,000 in cash and 101 million shares outstanding. On a fully diluted basis the total would be 120,335,741 million shares outstanding.

Results of Operations Expenditures on resource properties for the quarter amounted to $511,837 (2002- $239,118). Most of the third quarter was quiet with regard to exploration expenditures due to the rainy season in Burkina Faso. Expenses were still significantly greater than the previous year because the Company embarked upon it most aggressive exploration campaign ever, near the end of the third quarter. It is hoped to achieve 35,000 meters of drilling on three major properties before year end. Costs incurred were mostly related to start up of the programs and mobilization of drills.

During the quarter, Gold Fields Ltd. transferred $623,827 to the Company as part of their earn-in on Essakan.

On the Statement of Deferred Exploration and Development Expenditures for the quarter, there are a number of activities showing negative balances. This is caused by an accounting entry related to the write off of two Canadian projects during the quarter.

Administrative expenses and net overhead total $475,523, (including $264,750 on stock options expensed for the quarter), an increase over 2002 ($80,462) as a result of higher corporate activity and the Company’s commitment to advance its projects. Specifically, more employees have been hired to handle the increased activity and far more time was invested in Investor Relations.

Also, during the 3rd quarter the Company wrote off Canadian exploration properties totaling $476,277 compared to none in the 3rd quarter 2002.

Burkina Faso Properties
During the third quarter, the Company commenced an aggressive drilling program of approximately 35,000 meters on three of its projects. The objective is to drill 20,000 meters on the Essakan group of permits, 8,000 meters on Bondigui and 7,000 meters on Sega before year end. It is hoped that the results of this phase of drilling will confirm continuity on each of the principal zones and allow for resource definition and a pre-feasibility scoping study on one or more of the projects.

Canada
During the 3rd quarter the Company decided to write off all acquisition and deferred exploration costs related to the Wemindji and Monster properties. Neither of these properties results to date merited continued exploration work as the results of exploration activities was not encouraging. Furthermore, the Company focussed its attention to recent successes in West Africa and expansion of those activities. All other Canadian properties will be reviewed on a results driven basis during the 4th quarter to decide whether the Company should continue to explore these properties.

Forward Looking Statements
The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our financial statements. Factors that could cause such differences include: changes in world gold markets, foreign exchange markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

Ronald N. Little
President & CEO

November 19, 2003

Orezone Resources Inc. Financial Statements For the nine months ended September 30, 2003 Unaudited (Prepared by Management) Stated in Canadian dollars

Contents

Financial Statements Statement of Operations	1
Statement of Cash Flows	2
and Development Expenses	3
Balance Sheet	4
Notes to Financial Statements	5-11

Orezone Resources Inc. Statement of Operations Unaudited (Prepared by Management)

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002

Revenue
Interest	$ 45,302	$ 97,512	$ 12,546	$ 13,130

Administrative expenses
Management fees	98,917	192,749	20,978	66,030
Stock options-Consultants (Note 8)	264,750	264,750
Report to shareholders	--	18,176	3,192	6,306
Professional fees	22,297	134,515	21,974	39,337
Rental expenses	5,791	16,454	5,238	12,438
Stationery and office	11,820	24,762	3,772	7,286
Telecommunications	1,611	6,968	1,791	5,226
Travelling and promotion	35,367	97,292	12,296	28,099
Transfer agent fees	2,802	15,011	1,919	6,950
Regulatory agencies	--	15,643	1,180	18,170
Conferences and subscriptions	(3,343)	40,425	13,069	13,069
Misc taxes	592	8,460
Interest and bank charges	371	1,233
U.S. exchange gain or loss	7,237	(1,418)	(5,648)	13,010
Amortization of capital assets	270	810
Interest of note payable (Note 5)	27,680	83,040

	475,523	916,829	80,402	217,964
Write-off of deferred
exploration expenditures (Note 7)	476,277	476,277

	951,800	1,393,106	80,402	217,964

Net loss for the period	($ 906,498)	($1,295,594)	($ 67,856)	($ 204,834)

Deficit, beginning of period	($8,497,170)	($8,108,074)	($7,890,272)	($7,753,294)

Deficit, end of period	($9,403,668)	($9,403,668)	($7,958,128)	($7,958,128)

Net loss per share	$ (0.01)	$ (0.01)	$ (0.001)	$ (0.006)

Orezone Resources Inc. Statement of Cash Flows Unaudited (Prepared by Management)

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002

Cash flows from
operating activities
Net loss for the period	$ (906,498)	$(1,295,594)	$ (67,856)	$ (204,834)
Adjustments for
Amortization of capital
assets	--	--	270	810
Interest of note payable (Note 5)	27,680	83,040

	(878,818)	(1,212,554)	(67,586)	(204,024)
Changes in non cash
working capital items	(375,813)	(458,561)	(2,264,197)	(563,931)

	(1,254,631)	(1,671,115)	(2,331,783)	(767,955)

Cash flows from investing
activities
Increase in loan receivable	250,000	--
Increase in investment in shares	--	(125,000)
Mining properties	18,200	18,200	(2,354,247)	(2,364,247)
Exploration funds	(150,000)	(150,000)
Equipment	5,211	(51,060)
Write-off of deferred exploration	(540,390)	(540,390)
Deferred exploration and
development expenses	83,596	(1,629,727)	(239,121)	(543,523)
Partner's contribution	623,827	1,578,512

	290,443	(899,466)	(2,593,368)	(2,907,770)

Cash flows from financing
activities
Issue of shares	534,330	6,299,100	2,542,378	2,730,369
Note payable			1,483,534	1,483,534
Options exercised	417,000	417,000
Share issue expenses		(435,501)

	951,330	6,280,600	4,025,912	4,213,903

Increase (decrease) in
cash during the period	(12,858)	3,710,018	(899,239)	538,178

Cash and equivalents,
beginning of period	5,249,634	1,526,758	1,944,310	506,893

Cash and equivalents,
end of period	$ 5,236,776	$ 5,236,776	$ 1,045,071	$ 1,045,071

Orezone Resources Inc. Statement of Deferred Exploration and Development Expenses Unaudited (Prepared by Management)

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002

Balance, beginning of period	$ 4,731,820	$ 3,971,866	$3,313,409	$ 3,009,007

Additions
Drilling	31,170	630,244	--	3,632
Project consulting	37,443	117,293	28,505	52,895
Geophysical surveys	(31,980)	2,366	27,300	177,733
Geological surveys	(13,688)	61,921	22,700	68,399
Management fees	19,333	43,043	29,936	40,364
Travelling expenses	12,812	29,763	2,722	13,856
Analysis	108,053	399,449	--	15,092
Equipment rental	(26,130)	63,345	4,591	6,541
Line cutting	7,857	16,764	--	1,000
Trenching and stripping	6,682	64,318	--	1,611
Reports and maps	(4,163)	16,028	19,564	61,322
General field expenses	287,306	681,371	37,782	55,284
Renewal of licenses
and permits	77,143	164,684	66,018	74,904

	511,837	2,290,588	239,118	572,633

Adjustment due to a property write-off	64,113	64,113
Expenses reimbursed by partner	(623,827)	(1,642,624)	--	(29,113)

Balance, end of period	$ 4,683,943	$ 4,683,943	$3,552,527	$ 3,552,527

Orezone Resources Inc. Balance Sheet Unaudited (Prepared by Management)

	September 30, 2003	December 31, 2002

Assets

Current assets
Cash and cash equivalents	$ 5,236,777	$ 1,526,758
Taxes receivable	80,097	49,031
Prepaid expenses	209,358	118,410
Loan receivable	--

	5,526,231	1,694,199

Listed Shares (cost )	165,000	40,000

Capital assets, at cost less	52,099	3,294
accumulated amortization

Mining properties, at cost (Note 4)	10,392,333	10,231,058

Exploration funds (Note 3)	--	150,000

Deferred expenses, at cost
Exploration and development
expenses (Note 4)	4,683,943	3,971,866

	$ 20,819,606	$ 16,090,417

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable	187,667	269,650
Accrued liabilities	--	256,873
Deposits on private placement of shares

	187,667	526,523

Note Payable	1,268,902	1,185,862

	1,456,568	1,712,385

Shareholders' equity
Capital stock (Note 6)	27,667,905	21,804,306
Share purchase warrants	292,000	292,000
Contributed surplus	806,800	389,800
Deficit	($ 9,403,668)	(8,108,074)

	19,363,038	14,378,032

	$ 20,819,606	$ 16,090,417

Orezone Resources, Inc. Notes to Financial Statements Unaudited (Prepared by Management) For the nine months ended September 30, 2003

1 — GOVERNING STATUTES, NATURE OF OPERATIONS AND GOING CONCERN

The Company, incorporated under the Canada Business Corporations Act, is a natural resource company engaged in the acquisition, exploration and development of precious metal and diamond properties. The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become payable, including the completion of acquisitions of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing. The recoverability of amounts shown for mineral properties is dependent upon the ability of the Company to obtain necessary financing to complete the acquisition, exploration and development thereof, the Company entering into acquisition, joint venture or option agreements in respect of its mineral properties and projects, the discovery of economically recoverable reserves in the Company’s mineral claims, confirmation of the Company’s interest in the underlying mineral claims, and future profitable production or sufficient proceeds from the disposition thereof. A significant portion of the Company’s operations are located in Burkina Faso and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments in Burkina Faso can be affected by changing economic, regulatory and political situations.

The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to realize its assets or discharge its obligations in anything other than the ordinary course of operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2 — ACCOUNTING POLICIES

Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company acknowledges that these principles differ in certain material respects from principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America (“United States”). The principal accounting policies followed by the Company are as follows :

Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries.

Accounting estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Significant estimates include the carrying value of mineral properties and deferred exploration expenses. Actual results may differ from those estimates.

Cash and cash equivalents

The Company’s policy is to present cash and temporary investments having a term of three months or less from the acquisition date with cash and cash equivalents.

Orezone Resources, Inc. Notes to Financial Statements Unaudited (Prepared by Management) For the nine months ended September 30, 2003

Foreign currency translation

Monetary assets and liabilities in foreign currency and integrated foreign operations are translated at the exchange rate in effect at the balance sheet date, whereas other assets and liabilities are translated at exchange rates in effect at transaction dates. Revenue and expenses in foreign currency are translated at the average rate in effect during the year. Gains and losses are included in the statement of operations for the year.

Mineral properties and deferred exploration expenses

Exploration, evaluation and development expenditures are accumulated and accounted for in each separate area of interest or mineral resource. This includes attributed direct general and administrative support costs. The recoverability of the amounts shown as mineral properties and deferred exploration and development expenses is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production or the disposal of the properties for proceeds in excess of their carrying value.

The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are expensed.

The amounts shown for mineral properties represent costs incurred to date less write-downs, and are not intended to reflect present or future values. Government assistance, mining duty credits and partner contributions are applied against the deferred exploration expenses.

Reclamation obligation

Provisions for future site restoration and reclamation are accrued when a reasonable estimate of the costs can be made.

Basic or diluted net loss per common share

Basic net loss per share is calculated based upon the weighted average number of shares outstanding during the year. The diluted net loss per share, which is calculated using the treasury stock method, is equal to the basic net loss per share due to the anti-dilutive effect of stock options and share purchase warrants outstanding.

Stock – based compensations plans

The Company has one stock-option compensation plan for which no compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Since the Company does not account for options granted to employees using the fair value method, it discloses pro forma information (Note 8) related to net income and earnings per share figures, which are calculated as if the entity applied the fair value method of accounting to stock options granted to employees. Options granted to non-employees are accounted for using the fair value-based method.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is not more likely than not that some or all of the future income tax assets will not be realized.

Orezone Resources, Inc. Notes to Financial Statements Unaudited (Prepared by Management) For the nine months ended September 30, 2003

3 — EXPLORATION FUNDS

Exploration funds consist of cash and cash equivalents, pursuant to financing agreements.

4 — MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENSES

	September 30, 2003		December 31, 2002

	Acquisition cost	Deferred exploration expenses	Acquisition cost	Deferred exploration expenses

AFRICA
Golden Hill (Intiedougou) (a)	$ 650,644	$ 2,242,451	$ 650,644	$ 2,139,371
Kerboule (b)	297,694	1,072,255	297,694	1,055,882
Bondi (Bondigui) (c)	222,953	636,303	43,478	276,286
Sebedougou (d)	8,750	352,073	8,750	328,797
Sega (Seguenega) (e)	18,000	474,716	18,000	322,048
Essakan (f)	9,114,292	1,843,719	9,114,292	483,992
Bombore (g)	80,000	315,448	80,000	25,387
Gueguerre (h)		12,732
Markoye (i)		12,032

	10,392,333	6,961,730	10,212,858	4,631,763

Partners' contributions (n)		(2,820,560)		(1,242,049)

	10,392,333	4,141,170	10,212,858	3,389,714

CANADA
La Grande-East (j)		247,141		242,102
Wemindji (k)			18,200	41,619
Waxatike (l)		300,633		266,644
Monster (m)				100,900

		547,774	18,200	651,265
Partners' contributions				(64,113)
Option payment		(5,000)		(5,000)

		542,774	18,200	582,152

	$10,392,333	$ 4,683,943	$10,231,058	$ 3,971,866

Orezone Resources, Inc. Notes to Financial Statements Unaudited (Prepared by Management) For the nine months ended September 30, 2003

a)	Golden Hill (Intiédougou), Burkina Faso

The Company holds a 100% interest in a permit covering 500 square kilometres. No further earn-in commitments are required.

b)	Kerboulé, Burkina Faso

The Company acquired the permit in April 1997 and now has a 75% interest in the property. The Burkina Faso party holding a 25% interest may contribute to future programs or revert to dilution and eventually a 3% Net Smelter Return (NSR) where (3/4) of the royalty can be repurchased by the Company for US$1.5 million during a period of 90 days after the attainment of commercial production.

c)	Bondi (Bondigui), Burkina Faso

        The Company holds a 100% interest in this property as of July 2003.

d)	Sébédougou, Burkina Faso

The company has earned a 100% interest in the permit as part of the july 2002 merger with CIMC.

e)	Sega (Seguenega), Burkina Faso

The company has acquired a 90% interest in the property by issuing Repadre Capital Corporation 200,000 shares. Repadre holds a 2% NSR royalty.

f)	Essakan, Burkina Faso

The company acquired a 100% interest in 6 permits covering 1,433 square kilometres. The property was acquired in the july 2002 with CIMC. This property is subject to an earn in by Gold Fields Limited upon expenditure of USD $8,000,000 before five year period has elapsed.

g)	Bombore, Burkina Faso

The Company issued 150,000 Class «A» shares at a deemed price of $0.20 per share and a $50,000 cash payment as an option on the Bombore exploration permit in Burkina Faso. One of the covenants of the option is that the Company must spend certain amounts on the property to earn in ownership of the project. In the event that the Company does not meet its obligations, the permit would revert back to the previous owners. The Company met this obligations during the 3rd quarter 2003.

h)	Gueguerre, Burkina Faso

The Guéguere license was initially granted in 1995, and transferred to Coronation International Mining Corporation (CIMC) in May 1997. A two year extension was awarded in April 2000. The permit is being transferred to Orezone Inc. The 195 km² property is owned 100% by Orezone, having acquired it through the merger with Coronation in July, 2002.

i)	Markoye, Burkina Faso

The Markoye license was transferred to Coronation International Mining Corporation (CIMC) in November 1999. The property is owned 100% by Orezone, having acquired it through the merger with Coronation in July, 2002. All exploitation licenses in the Republic of Burkina Faso are subject to a 10% carried interest and a 3% NSR in favour of the Republic once a Mining Convention is signed and an exploitation license is awarded by the State. The Mining Convention guarantees stabilization of financial and Customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The law states that no new taxes can be imposed however the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

j)	La Grande-East, Québec

The Company holds a 100% interest in the La Grand-East claims subject to a 1% NSR royalty to Virginia Gold Mines Inc. of which 0.5% may be bought back for $500,000. The Company holds a 1% NSR royalty on three permits and related claims held by Virginia Gold Mines Inc., La Grande-Sud, Gaber and Sakami. Virginia may buy back 0.5% for $500,000. These three permits total over 200 square kilometres in the La Grande area.

Orezone Resources, Inc. Notes to Financial Statements Unaudited (Prepared by Management) For the nine months ended September 30, 2003

k)	Wemindji, Québec

The Company owns 100% of the Wemindji Group of claims subject to a 2% NSR royalty due to Majescor Resources Inc., of which 1% can be bought back for $1 million. Patrician Diamonds Ltd. is earning 50% by issuing 400,000 shares and spending a minimum of $150,000 over 2 years. Patrician can earn to 70% by performing a 2000 tonne bulk sample and a feasibility study by the 6th anniversary. During the 3rd quarter 2003 the Company decided to write down the acquisition and deferred exploration costs on the project. The Company still maintains other contractual obligations on the property.

l)	Waxatike ( WR), Ontario (Previously FC Property)

The WR property consists of 42 claim blocks totalling 555 units for 89 square km located in the Porcupine Mining Division, approximately 50 km west of Kapuskasing Ontario, Canada. Northern Shield Resources Inc. holds 100% interest in these claims with the Company having the right to earn a 50% option in the property by incurring exploration expenditures of $500,000 by June 30, 2003. Depending on the results, the Company may have to make additional cash payments and issuance of shares.

m)	Monster

On February 21, 2002 the Corporation signed an option agreement with Monster Copper Resources Inc., in which the Corporation agrees to fund $1,200,000 in exploration expenditures prior to March 31, 2006 as consideration, in order to earn a 50% interest in a property located in the Yukon Territory. The Monster Property is located 85 km north of Dawson City, Yukon and consists of 285 claims covering about 5,985 hectares. It is owned 100% by Monster Copper Resources Inc. and is currently under option to Orezone. The Company decided to drop it’s option on this property during the quarter and wrote off costs incurred to date.

n)	Partners’ contributions

Gold Fields Guernsey Limited, through it’s subsidiary Orogen Holding (B.V.I) Ltd. invested $623,827 in the Essakan properties during the 3rd Quarter of 2003. ($414,775 in Q2 and $539,909 in Q1).

5 — NOTE PAYABLE

Pursuant to the terms of the purchase of CIMC, the Company assumed $1,483,534 in debt owed by CIMC to Great Western Mining Company Limited, formerly the principal shareholder of CIMC. The note bears no interest until May 20, 2005 at which time interest will accrue at the rate of 2.5% per annum until May 20, 2007, and at the sum of LIBOR plus 2.5% thereafter. The note payable was discounted at 6.43% to $1,185,862. Accrued interest on the note becomes payable on the earlier of May 20, 2007 or 90 days following the occurrence of a «Production event» as defined in the loan agreement. Principal is payable in twelve equal instalments commencing on the date interest becomes payable. As per the requirements of the CICA business acquisition rules, the Company is required to reflect the change in the imputed value of the debt instrument on a quarterly basis. As such, the difference between the value as at December 31, 2002 and September 30, 2003 is $83,040. This is a non cash transaction as reflected on the Consolidated Statement of Cash Flows.

Orezone Resources, Inc. Notes to Financial Statements Unaudited (Prepared by Management) For the nine months ended September 30, 2003

6 — CAPITAL-STOCK

An unlimited number of Class “A” shares without par value

a)     Issued and fully paid

	September 30, 2003

	Number	$

Balance, beginning of year	72,679,236	22,488,308

Issued in counterpart of:
Exercise of warrants	3,242,995	1,084,850
Exercise of options	770,000	214,250
Private placements	12,500,000	5,000,000

	16,512,995	6,299,100

Balance, end of quarter	89,192,231	28,787,408

Share issue expenses		(1,119,503)

		27,667,905

	2003

	Shares	Weighted average exercise price

Outstanding, beginning of year	3,786,450
Granted	3,125,000
Cancelled	(100,000)
Exercised	(770,000)	0.28

Outstanding, end of quarter	6,041,450

Options exercisable at end of quarter	6,041,450

Orezone Resources, Inc. Notes to Financial Statements Unaudited (Prepared by Management) For the nine months ended September 30, 2003

Expiry date	Exercise price	Shares
December 15, 2007	0.30	145,000
March 9, 2008	0.30	375,000
May 1, 2008	0.30	50,000
January 11, 2009	0.50	575,000
September 22, 2009	0.35	296,450
January 15, 2012	0.20	275,000
April 15 , 2012	0.21	100,000
September 12, 2012	0.31	1,250,000
November 8, 2012	0.30	2,150,000
March 28, 2013	0.50	750,000
August 12, 2013	0.63	75,000

		6,041,450

Warrants

During the 1st quarter, as part of the private placement of 12,500,000 shares, holders of the shares were entitled to ½ warrant per share for a total of 6,250,000 warrants at an exercise price of $0.60 for a period of 18 months. Also agents warrants were issued at $0.40 per warrant with an exercise period of 12 months from closing date of February 24, 2003.

The outstanding warrants to purchase common shares are as follows :

	Number	Exercise Price
January 19,2005	27,868	0.57
July 20, 2004	844,401	0.30
October 15, 2004	344,866	0.68
August 24,2004	6,190,000	0.60
February 24, 2004	197,925	0.40

Total	7,605,060	0.00

7 — WRITE OFF OF MINERAL PROPERTIES

During the quarter Management decided to write off expenditures on the Wemindji and Monster properties. Net expenditures to date were as follows:

Monster	466,372
Wemindji	9,905

Total	476,277

8 — STOCK OPTIONS

Issuance of stock options during the quarter to consultants had an effect of increasing costs by $417,000.

Deferred Exploration Expenditures	152,250
Management Fees	264,750

Total	417,000

If the Company applied the fair value method to options issued to employees the cost would have been as follows:

	September 30, 2003	December 31, 2003

Net Loss as reported	(1,259,875)	(1,317,639)
Deduct: Total stock based employee compensation
expense determined under fair value methods net
of all tax effects	(559,000)	(213,000)

Pro forma net loss	(1,818,875)	(1,530,639)

Loss per share:
Basic and diluted- as reported	(0.01)	(0.03)
Basic and diluted- pro forma	(0.01)	(0.03)

9 — CONTINGENCY

As per the purchase agreement with Coronation International Minerals Corporation (CIMC), the principal shareholder of CIMC was to pay the balance of the legal fees owed by CIMC to their counsel in excess of $40,000 CAD. As agreed, the Company paid the $40,000 to the counsel of CIMC. The outstanding balance of 237,958 GBP has not been paid and the counsel is seeking claim to recuperate this from the principal shareholder and has included the Company in the same claim. The Company has obtained full indemnity from the principal shareholder who has also provided collateral to cover the expense, should it arise.

Management is of the opinion that this claim does not have merit and is an issue between the previous shareholders of CIMC and their respective counsel.